MARKET-LINKED STEP UP NOTES

	Market-Linked Step Up Notes Linked to the Dow Jones Industrial Average®
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	Dow Jones Industrial Average® (Bloomberg symbol: "INDU")
Payout Profile at Maturity	• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment • If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Step Up Value	[116.5% to 120.5%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.65 to $2.05] per unit, a [16.50% to 20.50%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Starting Value	The lowest closing level of the Market Measure on any Market Measure Business Day during the Starting Value Determination Period
Starting Value Determination Period	The period from and including the pricing date to and including the day that is approximately one month following the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420416130127/v451319_fwp.pdf
Exchange Listing	No



This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
- Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The Starting Value will be determined after the pricing date of the notes.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.